UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☒  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☐  Form 10-Q  ☐  Form N-SAR ☐  Form N-CSR

For period ended: September 30, 2010

☐  Transition report on Form 10-K
☐  Transition report on Form 20-F
☐  Transition report on Form 11-K
☐  Transition report on Form 10-Q
☐  Transition Report on Form N-SAR

For the transition period ended:

Read instruction (on back page) before preparing form.  Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Corporate Resource Services, Inc.
Full name of registrant

160 Broadway, 11th Floor
Address of principal executive office

New York, NY 10038
City, State and Zip Code

PART II – RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Corporate Resource Services, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for its fiscal year ended September 30, 2010 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense due to the additional time and resources required to include in the Company's financial statements the operations of businesses acquired during the fiscal year.  In particular, during the fiscal year the Company completed the acquisitions of (i) a portion of the assets of GT Systems, Inc., and (ii) Tri-Overload Staffing Inc., and on December 14, 2010, the Company completed the acquisition of certain assets of Integrated Consulting Group of New York LLC.  The Company expects to file its Form 10-K within 15 calendar days of the prescribed due date.

Part IV – Other Information

(1)                 Name and telephone number of person to contact in regard to this notification:

Jay H. Schecter	(646) 443-2380
(Name)	(Area code) (Telephone number)

(2)                 Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

                  ☒ Yes     ☐  No

(3)                 Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒  Yes  ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the Form 10-K will report an increase in revenue from approximately $63.7 million in fiscal year 2009 to approximately $120.9 million in fiscal year 2010 and an increase in gross profit from approximately $8.3 million in fiscal year 2009 to approximately $21.9 million in fiscal year 2010.  The increases in revenue and gross profit during fiscal year 2010 are primarily attributable to revenue generated by the acquired businesses. The Company also expects to report an increase in net loss from approximately $1.3 million in fiscal year 2009 to approximately $2.6 million in fiscal year 2010.  The increase in net loss is primarily attributable to losses of  $1.4 million on debt extinguishments and $0.7 million of acquisition related expenses.

Corporate Resource Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 29, 2010                                                            By:  /s/ Jay H. Schecter
Name: Jay H. Schecter
Title: Chief Executive Officer